

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 15, 2011

Via U.S Mail and Facsimile (403) 640-4024

James R. Brown
President and Chief Executive Officer
Mill City Gold Corp.
4719 Chapel Road, N.W.
Calgary, Alberta T2L 1A7

  Re: Mill City Gold Corp.
     Amendment No. 1 to Registration Statement on Form 20-F
     Filed February 28, 2011
     File No. 0- 54242

Dear Mr. Brown:

  We have reviewed your amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Registration Statement on Form 20FR-12G, filed February 28, 2011

Key Information, page 8

Selected Financial Data, page 8

1. We note that in response to comment six in our letter to you, dated February 10, 2011, you have modified the GAAP reconciliations in this section. However, the GAAP reconciliations for the interim cash flow activities do not agree to the corresponding presentations on page FF- 16 and it appears that your columnar cash flow detail and labeling on pages FF-12 and FF-16 need to be corrected to reflect the nine months ended September 30, 2009 and 2010. Please revise accordingly.

Risk Factors, page 12

2. Please tell us why you deleted the risk factor regarding the "penny stock" regulations.

Major Shareholders and Related Party Transactions, page 40

Related Party Transactions, page 40

3. We note your responses to prior comments 10 and 11 from our letter to you, dated February 10, 2011. Please expand your disclosure to discuss the nature of the arrangement governing the management fees and secretarial and administrative services fees. Discuss how and by whom the fees were negotiated and determined. Tell us if you have written agreements relating to these arrangements, and if so, please file them as exhibits. Tell us why these fees are not for services typically rendered by a CEO or Corporate Secretary, such that they should be considered part of Mr. and Ms. Brown's salaries, rather than as part of "other compensation."

4. We note your response to prior comment 11 from our letter to you, dated February 10, 2011. However, we also note your disclosures with respect to "rent fees" to a related party in Note 9 to the Audited Financial Statements on page F-18. Please advise.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

*   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

*   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

*   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Joanna Lam at (202) 551-3476, or Karl Hiller, Accounting Branch Chief, at (202) 551-3686 if you have any questions regarding comments on the financial statements and related matters. Please contact Caroline Kim at (202) 551-3878 or, in her absence, the undersigned, at (202) 551-3611 with any other questions.

Sincerely,

Anne Nguyen Parker
Branch Chief